ONE LIBERTY PROPERTIES, INC.
60 Cutter Mill Road, Suite 303
Great Neck, New York  11021

May 9, 2017

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	One Liberty Properties, Inc. (the “Company”)
Registration Statement on Form S-3
Filed March 10, 2017
File No. 333-216611

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effective date of the above-referenced registration statement under said Act, so that the same will be declared effective on May 10, 2017 at 4:00 p.m., Washington, D.C. time, or as soon thereafter as practicable.

If you have any questions or comments, please do not hesitate to contact Jeffrey Baumel, Esq. of Dentons LLP at 973-912-7189 or Asher Gaffney, Esq., Assistant Secretary of the Company at (516) 773-2754.

Very truly yours,

One Liberty Properties, Inc.

By:	/s/ Asher Gaffney
Asher Gaffney
Assistant Secretary

AG/lm

cc:  Jeffrey Baumel, Esq.